UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2023
Commission File Number: 001-40850
Exscientia plc
(Translation of registrant’s name into English)
The Schrödinger Building
Oxford Science Park
Oxford OX4 4GE
United Kingdom
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:        ☒ Form 20-F     ☐ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐

INCORPORATION BY REFERENCE

This Report on Form 6-K (the “Report”) and Exhibit 99.1 to this Report shall be deemed to be incorporated by reference into the registration statement Form S-8 (File No. 333-260315) of Exscientia plc (the “Company”) (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.
INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Appointment of New Director

On May 3, 2023, Exscientia plc (the “Company”) announced the appointment of Franziska Michor, Ph.D., to the Company’s Board of Directors (the “Board”).

Dr. Michor’s compensation for her services as a director will be consistent with the terms of the Company’s non-executive director compensation policy, as described in the Company’s Annual Report on Form 20-F for the year ended December 31, 2022 filed with the Securities and Exchange Commission (the “SEC”) on March 23, 2023. The Company also entered into a letter of appointment as well as its standard deed of indemnity agreement for directors and officers with Dr. Michor, the form of which was filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-259431) filed with the SEC on September 27, 2021.

Dr. Michor will serve as a Class I director, with an initial term expiring at the Company’s 2025 annual meeting of shareholders.
There are no arrangements or understandings between Dr. Michor and any other persons pursuant to which Dr. Michor was appointed as a director, and there are no related-party transactions in which Dr. Michor has an interest requiring disclosure.

On May 3, 2023, the Company issued a press release announcing the aforementioned appointment of Dr. Michor to the Board, which is furnished as Exhibit 99.1 to this Report.

EXHIBIT LIST

Exhibit	Description

99.1	Press release dated May 3, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXSCIENTIA PLC

Date:	May 19, 2023	By:	/s/ Andrew Hopkins
			Name:	Andrew Hopkins
			Title:	Chief Executive Officer